Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Palantir Technologies Inc. for the registration of its Class A common stock, preferred stock, debt securities, depositary shares, warrants, subscription rights, purchase contracts and units and to the incorporation by reference therein of our reports dated February 20, 2024, with respect to the consolidated financial statements of Palantir Technologies Inc., and the effectiveness of internal control over financial reporting of Palantir Technologies Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California
August 6, 2024